

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Chris Nielsen
Chief Financial Officer
Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101

>**Re: Redfin Corp**
>**Form 10-K for the year ended December 31, 2022**
>**Filed February 16, 2023**
>**File No. 001-38160**

Dear Chris Nielsen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Real Estate & Construction

cc: Anthony Kappus